November 9, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	SINTX Technologies, Inc.
Registration Statement on Form S-1, as amended
File No. 333-275137

Ladies and Gentlemen:

As the underwriter of the proposed offering of SINTX Technologies, Inc. (the “Company”), we hereby withdraw our prior letter to join the acceleration request of the Company dated November 6, 2023 for the above-referenced Registration Statement.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Co-President